Exhibit 99.1

TORM

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE | LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726

HIGHLIGHTS

“In the second quarter of 2022, TORM realized TCE rates which were more than twice as high as in the same period of 2021, resulting in an EBITDA of USD 153m and a profit before tax of USD 107m. This enables TORM to distribute USD 47m to our shareholders as dividends,” says Executive Director Jacob Meldgaard, and continues “The market has continued to improve into the third quarter of 2022, and so, far we have achieved rates which are more than three times as high as those we achieved in the third quarter of 2021.”

RESULT

In the second quarter of 2022, TORM achieved TCE rates of USD/day 29,622 (2021, same period: USD/day 14,591) and an EBITDA of USD 153.4m (2021, same period: USD 44.7m). The profit before tax amounted to USD 107.0m (2021, same period a profit of USD 2.4m), and earnings per share (EPS) was USD 1.31 or DKK 9.16 (2021, same period: USD 0.03 or DKK 0.19). Cash flow from operating activities was positive at USD 71.1m in the second quarter of 2022 (2021, same period: USD 13.4m), and Return on Invested Capital (RoIC) was 22.7% (2021, same period: 2.6%).

In the first six months of 2022, TORM achieved TCE rates of USD/day 23,152 (2021, same period: USD/day 14,056) and an EBITDA of USD 213.8m (2021, same period: USD 63.6m). The profit before tax for the first six months of 2022 amounted to USD 117.7m (2021, same period loss before tax: USD 18.7m), and earnings per share (EPS) was USD 1.44 or DKK 9.80 (2021, same period loss per share: USD 0.25 or DKK 1.54). Cash flow from operating activities was positive at USD 89.0m in the first six months of 2022 (2021, same period: USD 23.2m). Return on Invested Capital (RoIC) for the first six months of 2022 was 13.7% (2021, same period: 0.0%).

VESSEL TRANSACTIONS

TORM has utilized the high second-hand prices to divest seven of the oldest vessels in our fleet from late 2021 until the end of Q2 2022. The vessels were sold at an average age of 18 years and have added USD 62.8m in liquidity after debt repayment.

During Q2 2022, TORM entered into agreements to sell two of our oldest vessels, the 2003-built LR2 vessels (TORM Ingeborg and TORM Valborg). TORM delivered four previously sold vessels including TORM Gudrun (LR2 vessel), TORM Emilie (LR1 vessel), TORM Horizon (MR vessel) and TORM Tevere (Handysize vessel) to their new owners during Q2 2022 and TORM Gyda (Handysize vessel) in July 2022. Six vessels were held for sale at the end of Q2 2022.

After the end of Q2 2022, TORM entered into an agreement to sell the 2003-built MR vessel (TORM Moselle). TORM Moselle is expected to be delivered to its new owner during Q3 2022. TORM took delivery of the second-hand LR2 vessel (TORM Hannah), the vessel was purchased in April 2022. TORM Hannah was financed by a sale and leaseback agreement. The purchase of TORM Hannah was highlighted in the Q1 2022 report. TORM Valborg and TORM Ingeborg were delivered to their new owners during July 2022 and August 2022, respectively.

COMPANY ACQUISITION

After the end of the quarter and as announced on 16 August 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, a Danish-based company owning ME Production A/S (“MEP”), which among others produces solutions to reduce air pollutants in connection with marine transportation. With the acquisition TORM gets access to strong expertise in - and access to sourcing of - developing and producing components for the maritime industry. TORM has an extensive historical relationship with MEP, which has provided TORM with most of the scrubbers installed on our vessels.

LIQUIDITY

As of 30 June 2022, TORM’s available liquidity was USD 240.4m consisting of USD 157.7m in cash and cash equivalents, USD 45.0m in an undrawn credit facility and USD 37.7m in an available lease facility. Cash and cash equivalents include USD 24.4m in restricted cash, primarily related to collateral for financial instruments. As of 30 June 2022, net interest-bearing debt amounted to USD 894.0m (half year 2021: USD 889.5m), and TORM’s net loan-to-value (LTV) ratio was 42.5% (half year 2021: 53.9%).

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	1

HIGHLIGHTS

DISTRIBUTIONS

TORM’s Board of Directors has approved an interim dividend for Q2 2022 of USD 0.58 per share, with an expected total dividend of USD 47m. Payment is expected on 16 September 2022, with ex-dividend date on 31 August 2022. The distribution is in line with TORM’s Distribution Policy with cash position (USD +157.7m), Working Capital Facility (USD +45.0m), restricted cash (USD -24.4m) and earmarked proceeds (USD -24.2m) and a correction for the sale of a vessel made in Q2 2022, with the payment not falling until early Q3 2022 (USD +13.5m). Distribution is aligned with TORM’s new Distribution Policy applying earmarked proceeds starting from May 2022 and is based on 80 owned vessels and a threshold level of USD 120m (USD 1.5m per vessel).

MARKET CONDITIONS

The product tanker market continued to see strong support from the normalization in the oil demand, after the COVID-19 pandemic. In addition the market was supported by the trade recalibration caused by sanctions and self-sanctioning of Russian product exports as a consequence of the Russian invasion of Ukraine. Recent changes in the refinery landscape further supported the market, and the average MR benchmark in June 2022 reached the highest monthly level since 2006, further firming in July 2022. Global inventories remain at low levels. Earliest possible delivery of newbuilding product tanker vessels is 2024/25 and the order book remains at about 5% of the existing fleet, which is historically low.

OPERATIONAL UPDATE

TORM has maintained the commitment we made when Russia invaded Ukraine to suspend all new business with Russia. Further TORM has not experienced any critical incidents or situations due to the invasion, meaning that the safety of our seafarers has been unaffected. Despite the fact that many countries have lifted their COVID-19 restrictions, TORM is still impacted by restrictions primarily in countries that follow a zero-COVID-19 policy, such as China, leading to more complex operational planning.

VESSEL VALUES

Based on broker valuations, TORM’s fleet had a market value of USD 2,209.1m including asset-held-for-sale as of the end of June 2022. Compared to broker valuations as of 31 March 2022, the market value of the fleet increased by USD 258.1m when adjusted for acquired and sold vessels in Q2 2022. The book value of TORM’s fleet was USD 1,910.3m as of 30 June 2022, including prepayments on vessels of USD 4.3m. The fleet was not impaired as of 30 June 2022. Please refer to note 2 for further reference.

NET ASSET VALUE

Based on broker valuations, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 1,497.6m as of 30 June 2022 corresponding to a NAV/share of USD 18.4 (DKK 131.8). TORM’s book equity amounted to USD 1,214.7m as of 30 June 2022 corresponding to a book equity/share of USD 14.8 (DKK 106.1).

SCRUBBER UPDATE

As of 30 June 2022, TORM had installed 51 scrubbers out of 60 planned, including scrubbers installed on purchased second-hand vessels. After Q2 2022, TORM has installed one additional scrubber and acquired TORM Hannah which is fitted with a scrubber. Further, TORM plans to order eight additional scrubbers, which will result in TORM having a total of 68 scrubbers installed on our vessels.

COVERAGE

As of 30 June 2022, 14% of the remaining total earning days in 2022 were covered at an average rate of USD/day 38,571. As of 14 August 2022, the coverage for the third quarter of 2022 was 67% at USD/day 45,462. For the individual vessel classes, the coverage was 63% at USD/day 52,684 for LR2, 74% at USD/day 48,449 for LR1, 66% at USD/day 43,493 for MR and 100% at USD/day 12,505 for Handysize.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	2

SAFE HARBOR STATEMENTS AS TO THE FUTURE

Matters discussed in this release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of these and the ability to change crew and operate a vessel with COVID-19 infected crew, the operations of our customers and our business in general, the failure of our contract counterparties to meet their obligations, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities including but not limited to CO2 tariffs or trade tariffs , potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, weather, political events including “trade wars”, or acts of terrorism.

In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	3

KEY FIGURES

			Q1-Q2	Q1-Q2
USDm	Q2 2022	Q2 2021	2022	2021	FY 2021

INCOME STATEMENT
Revenue	338.5	150.8	547.9	274.9	619.5
Time charter equivalent earnings (TCE) ¹⁾	209.6	103.5	333.0	180.2	378.6
Gross profit ¹⁾	158.5	58.1	232.6	90.5	188.1
EBITDA ¹⁾	153.4	44.7	213.8	63.6	136.9
Operating profit/(loss) (EBIT)	118.7	12.4	141.3	0.8	1.4
Financial items	(11.7)	(10.0)	(23.6)	(19.5)	(42.2)
Profit/(loss) before tax	107.0	2.4	117.7	(18.7)	(40.8)
Net profit/(loss) for the year/period	106.6	2.1	117.0	(19.2)	(42.1)
Net profit/(loss) ex. non-recurrent items¹⁾	99.7	2.9	112.7	(18.4)	(36.4)

BALANCE SHEET AND CASH FLOW
Non-current assets	1,857.3	1,931.1	1,857.3	1,931.1	1,967.7
Total assets	2,421.1	2,187.3	2,421.1	2,187.3	2,331.0
Equity	1,214.7	1,047.6	1,214.7	1,047.6	1,052.2
Total liabilities	1,206.4	1,139.7	1,206.4	1,139.7	1,278.8
Invested capital ¹⁾	2,096.7	1,925.5	2,096.7	1,925.5	2,011.3
Net interest-bearing debt ¹⁾	894.0	889.5	894.0	889.5	972.1
Net Asset Value (NAV) (USDm) ²⁾	1,497.6	931.0	1,497.6	930.9	1,007.5
Cash and cash equivalents incl. restricted cash	157.7	111.3	157.7	111.3	171.7
Free cash flow	96.6	(116.3)	74.8	(138.4)	(242.7)

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 28-33.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	4

			Q1-Q2	Q1-Q2
	Q2 2022	Q2 2021	2022	2021	FY 2021

KEY FINANCIAL FIGURES ¹⁾
Gross margins:
Gross profit	46.8%	38.5%	42.5%	32.9%	30.4%
EBITDA	45.3%	29.6%	39.0%	23.1%	22.1%
Operating profit/(loss)	35.1%	8.2%	25.8%	0.3%	0.2%
Return on Equity (RoE)	36.9%	0.8%	20.6%	(3.7)%	(4.1)%
Return on Invested Capital (RoIC)	22.7%	2.6%	13.7%	0.0%	0.0%
Adjusted RoIC	21.9%	2.6%	13.2%	0.1%	0.2%
Equity ratio ³⁾	50.2%	47.9%	50.2%	47.9%	45.1%
TCE per day (USD)	29,622	14,591	23,152	14,056	13,703
OPEX per day (USD)	6,809	6,543	6,625	6,652	6,633
Loan-to-value (LTV) ratio ³⁾	42.5%	53.9%	42.5%	53.9%	52.3%

SHARE-RELATED KEY FIGURES ¹⁾
Basic earnings/(loss) per share	1.31	0.03	1.44	(0.25)	(0.54)
Diluted earnings/(loss) per share	1.31	0.03	1.44	(0.25)	(0.54)
Dividend per share	0.58	—	0.58	—	—
Net Asset Value per share (NAV/share) ³⁾	18.4	11.8	18.4	11.8	12.5
Stock price in DKK, end of period ³⁾	96.1	55.5	96.1	55.5	51.7
Number of shares ³⁾ ⁴⁾	81.5	78.9	81.5	78.9	80.7
Number of shares, weighted average (million) ⁴⁾	81.2	76.8	81.0	75.6	78.1

²⁾ Based on broker valuations, excluding charter commitments.

³⁾ End of period

⁴⁾ Excluding treasury shares

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	5

THE PRODUCT TANKER MARKET

The product tanker market continued to be influenced by sanctions and self-sanctioning of Russian product exports as a result of the Russian invasion of Ukraine, the consequent trade recalibration and the following changes to tonnage availability in different geographical positions. Recent changes in the refinery landscape further supported the market, with Clarksons’ average MR benchmark in June 2022 reaching the highest monthly level since 2006.

Despite increasing concerns related to the high oil prices and potential economic slowdown, oil demand from transportation remained relatively robust in most regions in Q2 2022. Demand softening was, nevertheless, observed in the US where record-high gasoline prices brought gasoline consumption to below last year’s seasonal levels, after hovering around 9% above the 2021 levels in Q1 2022. Similarly, COVID-19-related lockdowns in China resulted in the country’s oil demand falling to 2m b/d below the levels seen a year ago. Refinery margins climbed to new highs as concerns about supply tightness of especially diesel pushed product prices further up, at the same time as crude oil prices did not see similar increases.

The volume of long-haul inter-basin trade with clean petroleum products increased in Q2 2022, driven by increasing flows from the East to the West1, while product flows from the West to the East remained subdued. Especially the middle distillate flows from the Middle East to Europe underpinned that trend towards the end of Q2 2022, as self-sanctioning and tightening oil sanctions against Russia led Europe to increasingly search for alternative supplies. While the official EU oil embargo does not take effect until February 2023, there is already an impact since no new contracts are allowed. Nevertheless, by June 2022, European oil product imports from Russia had declined by less than 30% (from a high level in February 2022) implying two thirds of the trade volumes remain to be replaced by other sources before February 2023.

Overall for Q2 2022, the markets in the West outperformed the markets in the East, although rates in the East picked up strongly towards the end of Q2 2022. Although diesel flows from the US to Europe retreated from the initial increase seen immediately after the Russian invasion of Ukraine, product exports from the US remained strong underpinned by robust demand from South America. Product exports from the US Gulf climbed from an average of 2.1m b/d in Q1 2022 to 2.2m b/d in Q2 2022, the strongest second quarter export level since 2018. Despite a surge in trade flows in May 2022, gasoline flows from Europe to the US East Coast in Q2 2022 remained significantly below the levels seen the same time last year. Generally lower imports into the US allowing for abrupt freight rate spikes in the US Gulf during Q2 2022, with TCE earnings occasionally reaching triple digit levels, as the strong demand for tonnage outstripped vessel availability. Further to this, discharge delays in the West coast of Mexico kept an increasing number of vessels in an “operational” floating storage limiting the number of vessel availability in the region.

In the East, freight markets were supported by strong demand for the Middle East distillate barrels in Europe, further backed by continuously robust demand from Africa. Jet flows to the West coast of the US similarly picked up. As product flows from the West were low, this kept the MR count relatively low in the East, especially towards the end of Q2 2022. The closure of the sole refinery in New Zealand in April 2022 supported the MR vessel class, as product flows to New Zealand and Australia combined surged by 15% from Q1 2022, with especially South Korea and Taiwan increasing their market shares (at the expense of India). On the other hand, China’s clean product exports remained low especially in the second half of Q2 2022, as a result of low export quotas.

While the product tanker market experienced elevated rates, the crude tanker market, especially for the larger vessel classes, remained subdued. The market for the largest crude tankers, the VLCC segment, remained weak throughout Q2 2022, negatively influenced by OPEC underperformance relative to its production targets. In addition, China played a role as the country’s crude oil imports remained well below the levels seen in Q1 2022, amid the recent COVID-19-related lockdowns. While a weak crude tanker market often results in a “cannibalization” of the product tanker market by newbuilt crude tankers, the impact of increasing discrepancy between strong product tanker earnings and weak VLCC earnings in Q2 2022 had a more muted effect on the number of newbuilt VLCCs lifting clean cargo, as the increased cost of the product and the underlying price backwardation made it less attractive to use VLCCs. On the other hand, strong clean tanker earnings triggered a number of LR2s to clean up, partially reversing the trend seen towards the end of Q1 2022 and early Q2 2022 when strong Aframax earnings led to several LR2s shifting to the dirty market.

1 “East” means all ports East of the Suez Canal and West of Panama Canal and “West” means all ports West of the Suez Canal and East of the Panama Canal

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	6

At the start of Q3 2022, the product tanker market continued to strengthen, supported by increasing trade volumes from the US, Europe and Asia. VLCC rates picked up from the low levels as well, on the back of an increased number of barrels going from the OPEC producers of the Middle East and also from the higher volumes of the US crude that were shipped on VLCCs to Europe and Asia.

The global product tanker fleet (above 25,000 dwt) grew by 0.4% in Q2 2022, as newbuilding deliveries slowed while scrapping kept at relatively high levels. (source: TORM).

During Q2 2022, TORM’s product tanker fleet realized average TCE earnings of USD/day 29,622 (103% up year on year)

●	LR1 fleet at USD/day 33,269 (123% up year on year)
●	LR2 fleet at USD/day 30,741 (115% up year on year)
●	MR fleet at USD/day 29,174 (100% up year on year)
●	Handysize fleet at USD/day 12,196 (19% down year on year)

OUTLOOK FOR Q3 AND FULL YEAR 2022

OUTLOOK FOR Q3 2022

●	As of 30 June 2022, TORM had covered 14% of the earning days in Q3 2022 at USD/day 38,571
●	As of 14 August 2022, the coverage for Q3 2022 was 67% at USD/day 45,462

Coverage data and operational data per vessel type are shown in the tables on the following two pages.

FINANCIAL OUTLOOK FOR 2022

For 2022, TORM expects higher rates than in 2021 (2021: USD/day 13,703) and to return to a net profit before tax (2021: loss of USD 41m). TORM expects to maintain a low cost base in line with a normalized profit before tax (PBT) with a break-even TCE rate in FY 2022 of approximately USD/day 15,000. The below table illustrates the PBT sensitivity per each increase in the TCE rate of USD/day 1,000 assuming 8,971 open days in 2022.

As of 14 August 2022, TORM had covered 36% of the remaining earning days in 2022 at USD/day 43,828. Assuming an unchanged TCE rate of USD/day 43,828 for the rest of 2022 and a rate sensitivity of +/- USD/day, 1,000 profit before tax excluding non-recurrent items, it will amount to USD 509-527m assuming all other things being equal.

Profit before tax from Marine Exhaust Technology A/S is expected to have a limited impact on TORM’s consolidated profit before tax.

PROFIT BEFORE TAX SENSITIVITY TO USD 1,000 / DAY TCE EARNINGS

	1H 2022	2H 2022	FY 2022
Earning days	14,866	13,902	28,768
Open days	—	8,971	8,971
Coverage Ratio	100%	35.5%	68.8%
PBT effect	USD 0m	USD 9m	USD 9m

DISCLAIMER ON FINANCIAL OUTLOOK:

The purpose of this Financial Outlook for 2022 is to comply with reporting requirements for companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2022, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 4, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks which may cause our actual future financial and operating results to differ materially from what we currently expect.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	7

The information included in this Financial Outlook for 2022 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items which could require it to make adjustments and which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2022.

COVERED AND CHARTERED-IN DAYS IN TORM – DATA AS OF 30 JUNE 2022

	2022	2023	2024
Total physical days
LR2	2,319	4,590	4,699
LR1	1,356	2,838	2,879
MR	10,464	20,652	20,761
Handysize	7	—	—
Total	14,146	28,080	28,339

Covered days
LR2	229	—	—
LR1	84	—	—
MR	1,636	147	—
Handysize	5	—	—
Total	1,953	147	—

Fair value of freight rate contracts that are mark-to-market in the income statement:

- Contracts not included above: USD 6.2m

- Contracts included above: USD –15.0m

	2022	2023	2024
Covered, %
LR2	10	—	—
LR1	6	—	—
MR	16	1	—
Handysize	69	—	—
Total	14	—	—

Coverage rates, USD/day
LR2	64,623	—	—
LR1	47,098	—	—
MR	34,566	16,009	—
Handysize	12,492	—	—
Total	38,571	16,009	—

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	8

EARNINGS DATA

						Change Q1	12-month
USDm	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	21 - Q1 22	avg.

LR2 vessels
Available earning days	788	1,143	1,201	1,340	1,306	66%
Spot rates ¹⁾	11,716	13,217	16,658	17,220	39,027	233%	22,955
TCE per earning day ²⁾	14,303	15,315	15,529	18,432	30,741	115%	20,241
Operating days	931	1,148	1,228	1,346	1,331	43%
Operating expenses per operating day	7,019	6,833	7,276	6,615	6,961	(1)%	6,916
LR1 vessels
Available earning days	813	760	828	694	691	(15)%
Spot rates ¹⁾	12,954	11,694	15,196	20,201	36,535	182%	20,229
TCE per earning day ²⁾	14,914	11,211	16,347	16,424	33,269	123%	18,984
Operating days	819	828	828	810	729	(11)%
Operating expenses per operating day	6,329	6,271	6,527	6,668	6,588	4%	6,511
MR vessels
Available earning days	4,750	5,227	5,348	5,254	5,309	12%
Spot rates ¹⁾	14,009	12,578	13,194	16,525	34,115	144%	18,979
TCE per earning day ²⁾	14,566	12,785	13,329	16,462	29,174	100%	17,953
Operating days	4,997	5,407	5,428	5,310	5,347	7%
Operating expenses per operating day	6,523	6,402	6,694	6,391	6,808	4%	6,574
Handy vessels
Available earning days	182	184	184	180	92	(50)%
Spot rates ¹⁾	14,916	6,283	10,444	13,391	12,602	(16)%	10,251
TCE per earning day ²⁾	15,062	6,304	10,060	13,614	12,196	(19)%	10,286
Operating days	182	184	184	180	103	(43)%
Operating expenses per operating day	5,637	7,007	6,387	5,762	6,455	15%	6,400
Tanker segment
Available earning days	6,533	7,314	7,561	7,468	7,398	13%
Spot rates ¹⁾	13,760	12,350	13,805	16,884	34,844	153%	19,434
TCE per earning day ²⁾	14,591	12,854	13,929	16,743	29,622	103%	18,275
Operating days	6,929	7,567	7,668	7,646	7,510	8%
Operating expenses per operating day	6,543	6,467	6,762	6,445	6,809	4%	6,620

¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months’ duration = Gross freight income less bunker, commissions and port expenses.

²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	9

TORM FLEET DEVELOPMENT

TORM FLEET DEVELOPMENT

The table shows TORM’s operating fleet. In addition to 59 owned product tankers on the water, TORM had 22 vessels under sale-and-leaseback agreements as of 30 June 2022 (financially reported as owned vessels).

In Q2 2022, TORM entered into agreements to sell two of LR2 vessels (TORM Valborg and TORM Ingeborg).

Further, TORM delivered four of its vessels to their new owners in all vessel classes including one LR2 vessel (TORM Gudrun), one LR1 vessel (TORM Emilie), one MR vessel (TORM Horizon), and one Handysize vessel (TORM Tevere).

After Q2 2022, TORM delivered three vessels to their new owners, including two LR2 vessels (TORM Valborg and TORM Ingeborg) and the last of its handysize vessels (TORM Gyda), hence fully exited from the handysize vessel class. In addition, TORM entered into an agreement to sell an MR vessel (TORM Moselle). TORM Moselle is expected to be delivered to the new owner in Q3 2022. Lastly, TORM took delivery of a second-hand 2016-built LR2 vessel (TORM Hannah) during August 2022. TORM Hannah is financed under a sale-and-leaseback agreement.

	Q4 2021	Changes	Q1 2022	Changes	Q2 2022	Changes	Q3 2022	Changes	2022
Owned vessels
LR2	10	—	10	(1)	9	(2)	7	—	7
LR1	9	—	9	(1)	8	-	8	—	8
MR	43	(1)	42	(1)	41	(1)	40	—	40
Handysize	2	—	2	(1)	1	(1)	—	—	—
Total	64	(1)	63	(4)	59	(4)	55	—	55

Chartered-in and leaseback vessels
LR2	4	1	5	—	5	1	6	—	6
LR1	—	—	—	—	—	—	—	—	—
MR	16	1	17	—	17	—	17	—	17
Handysize	—	—	—	—	—	—	—	—	—
Total	20	2	22	—	22	1	23	—	23

Total fleet	84	1	85	(4)	81	(3)	78	—	78

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	10

FINANCIAL REVIEW

INCOME STATEMENT

The gross profit for the six months ended 30 June 2022 was USD 232.6m (2021, same period: USD 90.5m). The increase compared to the same period in 2021 was primarily due to higher freight rates, but secondly impacted by 2,127 additional earning days. The average TCE rate for the six months ended 30 June 2022 was USD/day 23,152 (2021, same period: USD/day 14,056). Available earning days were 14,866 (2021, same period: 12,739).

Operating expenses for the six months ended 30 June 2022 were USD 100.4m (2021, same period: USD 89.7m).

Administrative expenses for the six months ended 30 June 2022 decreased to USD 25.9m (2021, same period: USD 26.8m), impacted positively by the strengthening of the USD during 2022.

The result before interest, tax and depreciation (EBITDA) for the six months ended 30 June 2022 was a profit of USD 213.8m (2021, same period: USD 63.6m).

Depreciation for the six months ended 30 June 2022 was USD 69.7m (2021, same period: USD 62.0m) resulting from the increased fleet size.

The operating profit (EBIT) for the six months ended 30 June 2022 was USD 141.3m (2021, same period: USD 0.8m). The increase was mainly due to higher freight rates.

Financial expenses for the six months ended 30 June 2022 were USD 23.9m (2021, same period: USD 19.6m). The increase was primarily driven by higher lease interest expenses compared to 2021 following the sale-and-leaseback refinancings in the second half of 2021.

The result after tax for the six months ended 30 June 2022 was USD 117.0m (2021, same period: USD -19.2m).

OTHER COMPREHENSIVE INCOME

Total comprehensive income for the six months ended 30 June 2022 was USD 156.0m (2021, same period: loss of USD 12.6m). The development in total comprehensive income was primarily driven by the increase in the net profit for the period and secondly by the positive fair value adjustment of interest rate swaps.

ASSETS

As of 30 June 2022, total assets amounted to USD 2,421.1m.

The carrying value of the fleet was USD 1,906.0m including assets held for sale as of 30 June 2022. Based on broker valuations, TORM’s fleet including newbuildings and assets held for sale had a market value of USD 2,160.1m as of 30 June 2022.

DEBT

As of 30 June 2022, net interest-bearing debt amounted to USD 894.0m. As of 30 June 2022, TORM was in compliance with the financial covenants.

EQUITY

As of 30 June 2022, TORM’s equity was USD 1,214.7m. TORM held treasury shares equivalent to 0.6% of the TORM’s share capital.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	11

FINANCIAL REVIEW

LIQUIDITY

As of 30 June 2022, TORM’s available liquidity was USD 240.4m consisting of USD 157.7m in cash and cash equivalents including restricted cash, USD 45.0m in the undrawn credit facility and USD 37.7m in the available lease facility.

Cash and cash equivalents include USD 24.4m in restricted cash, primarily related to collateral for financial instruments. As of 30 June 2022, net interest-bearing debt amounted to USD 894.0m, and TORM’s net loan-to-value (NLTV) ratio was 42.5%.

As of 30 June 2022, TORM had expected CAPEX of USD 9.7m for scrubber retrofits and USD 1.5m for flettner rotor installations.

After the end of Q2 2022, TORM signed an agreement to purchase 75% of the shares in Marine Exhaust Technology A/S, a Danish-based company owning ME Production A/S (“MEP”), which among others produces solutions to reduce air pollutants in connection with marine transportation.

CASH FLOW

Cash flow from operating activities for the six months ended 30 June 2022 amounted to USD 89.0m (2021, same period: USD 23.2m). The increase was primarily due to an increase in cash inflows from primary activities, partly offset by the increasing working capital balances impacted by increasing bunker prices and freight rates.

Cash flow from investing activities for the six months ended 30 June 2022 was USD -14.2m (2021, same period: USD –161.6m). The change was primarily driven by a decrease in cash outflow for investments in vessels, an increase in cash inflow from sale of vessels and changes in restricted cash.

Cash flow from financing activities for the six months ended 30 June 2022 was USD -86.3m (2021, same period: USD 153.1m), primarily driven by repayment on facilities.

Net cash flow from operating, investing and financing activities for the six months ended 30 June 2022 was USD -11.5m (2021, same period: USD 14.7m). The change in the cash flow was driven by an increase in net cash inflow from operating and investing activities partly offset by a decrease in net cash inflow from financing activities.

RELATED PARTY TRANSACTIONS

During the six months ended 30 June 2022, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 4.5m in total. The joint venture will continue to assist TORM in installing scrubbers.

RISKS AND UNCERTAINTIES

There are a number of key risks and uncertainties which could have a material impact on the TORM’s performance over the remaining six months of 2022. Risks and uncertainties, along with the mitigation measures put in place to reduce risks, remain unchanged from those published in the Annual Report 2021 and are summarized below:

●	Tanker freight rates – The risk of sustained low tanker freight rates or of TORM not being able to predict and act on the development of these. Further, TORM is active in the cyclical product tanker industry where earnings may also be affected by seasonality and geopolitical events. The outbreak of COVID-19 and the oil demand, supply and price development underpin the risk
●	The geopolitical risks increased significantly following Russia’s invasion of Ukraine in February 2022. The sanctions imposed on Russia by the Western nations increased uncertainty on the general energy market. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain. We do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates and vessel values.
●	Bunker price – The risk of unexpected bunker price increases not covered by corresponding freight rate increases

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	12

●	Timing of sale and purchase of vessels – The risk of TORM not selling and purchasing vessels timely relative to market developments and business requirements

For further information and a detailed description of the most significant risks, please refer to Note 21 of the Annual Report 2021.

DIVIDENDS

In line with the TORM’s Distribution Policy, a dividend of USD 0.58 per share has been approved by the Board of Directors for the three months ended 30 June 2022.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

●	The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2022 and additional Danish disclosure requirements for interim reports of listed companies.
●	The interim report gives a true and fair view of the Group’s financial position as of 30 June 2022 as well as of the Group’s financial performance and cash flow for the period 01 January – 30 June 2022.
●	The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining six months of 2022.
●	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard

Executive Director

18 August 2022

DISCLAIMER

The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	13

CONDENSED CONSOLIDATED INCOME STATEMENT

USDm	Note	Q2 2022	Q2 2021	Q1-Q2 2022	Q1-Q2 2021	FY 2021
Revenue		338.5	150.8	547.9	274.9	619.5
Port expenses, bunkers and commissions		(128.9)	(47.3)	(214.9)	(94.7)	(240.9)
Operating expenses	1	(51.1)	(45.4)	(100.4)	(89.7)	(190.5)
Profit from sale of vessels	2	0.8	—	0.8	—	—
Adminstrative expenses	1, 2	(12.5)	(13.2)	(25.9)	(26.8)	(51.5)
Other operating income and expenses		6.7	(0.1)	6.4	(0.1)	0.4
Share of profit/(loss) from joint ventures		(0.1)	(0.1)	(0.1)	—	(0.1)
Impairment losses and reversal of impairment on tangible assets	2	(0.2)	(0.8)	(2.8)	(0.8)	(4.6)
Depreciation	2	(34.5)	(31.5)	(69.7)	(62.0)	(130.9)

Operating profit/(loss) (EBIT)		118.7	12.4	141.3	0.8	1.4

Financial income		0.3	—	0.3	0.1	0.2
Financial expenses		(12.0)	(10.0)	(23.9)	(19.6)	(42.4)

Profit/(loss) before tax		107.0	2.4	117.7	(18.7)	(40.8)

Tax		(0.4)	(0.3)	(0.7)	(0.5)	(1.3)

Net profit/(loss) for the period		106.6	2.1	117.0	(19.2)	(42.1)

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)		1.31	0.03	1.44	(0.25)	(0.54)
Diluted earnings/(loss) per share (USD)		1.31	0.03	1.44	(0.25)	(0.54)

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	14

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

USDm	Q2 2022	Q2 2021	Q1-Q2 2022	Q1-Q2 2021	FY 2021

Net profit/(loss) for the year	106.6	2.1	117.0	(19.2)	(42.1)

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)
Fair value adjustment on hedging instruments	8.0	(0.5)	35.0	4.2	8.4
Fair value adjustment on hedging instruments transferred to income statement	1.3	1.3	4.3	2.6	8.7

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	—	—	—	—	—
Other comprehensive income/(loss) after tax ¹⁾	9.1	0.6	39.0	6.6	16.9

Total comprehensive income/(loss) for the year	115.7	2.7	156.0	(12.6)	(25.2)

¹⁾ No income tax was incurred relating to other comprehensive income/(loss) items.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	15

CONDENSED CONSOLIDATED BALANCE SHEET

USDm	Note	30 June 2022	30 June 2021	31 December 2021
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings		3.7	5.5	4.8
Vessels and capitalized dry-docking	2	1,836.8	1,878.3	1,937.8
Prepayments on vessels	3	4.3	33.2	12.0
Other plant and operating equipment		5.6	7.2	6.3
Total tangible fixed assets		1,850.4	1,924.2	1,960.9

Financial assets
Investments in joint ventures		1.3	1.6	1.5
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.6	0.7	0.7
Other investments		0.4	—	—
Total financial assets		6.9	6.9	6.8

Total non-current assets		1,857.3	1,931.1	1,967.7

CURRENT ASSETS
Bunkers		78.3	39.4	48.8
Freight receivables		171.9	61.5	84.0
Other receivables		77.3	40.8	40.0
Prepayments		9.4	3.2	5.6
Cash and cash equivalents incl. restricted cash		157.7	111.3	171.7
Current assets, excluding assets held-for-sale		494.6	256.2	350.1

Assets held-for-sale	2	69.2	—	13.2

Total current assets		563.8	256.2	363.3

TOTAL ASSETS		2,421.1	2,187.3	2,331.0

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	16

USDm	Note	30 June 2022	30 June 2021	31 December 2021
EQUITY AND LIABILITIES
EQUITY
Common shares		0.8	0.8	0.8
Share premium		165.2	143.6	159.8
Treasury shares		(4.2)	(4.2)	(4.2)
Hedging reserves		35.7	(13.8)	(3.6)
Translation reserves		(0.1)	0.2	0.2
Retained profit		1,017.3	921.0	899.2
Total equity		1,214.7	1,047.6	1,052.2

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains		45.2	45.2	45.2
Borrowings	4	910.7	823.7	926.4
Total non-current liabilities		955.9	868.9	971.6

CURRENT LIABILITIES
Borrowings	4	133.6	170.1	209.0
Trade payables		50.1	29.9	35.3
Current tax liabilities		1.1	1.3	0.9
Other liabilities		53.7	51.2	43.7
Provisions	5	12.0	18.3	18.3
Total current liabilities		250.5	270.8	307.2

Total liabilities		1,206.4	1,139.7	1,278.8

TOTAL EQUITY AND LIABILITIES		2,421.1	2,187.3	2,331.0

Contingent liabilities	6
Contractual obligations and rights	7
Post balance sheet date events	8
Related party transactions	9
Accounting policies	10

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	17

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

01 JANUARY-30 JUNE

					Translation
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	reserves	Retained profit	Total

Equity as of 1 January 2022	0.8	159.8	(4.2)	(3.6)	0.2	899.2	1,052.2

Comprehensive income/loss for the period
Net profit/(loss) for the period	—	—	—	—	—	117.0	117.0
Other comprehensive income/(loss) for the period	—	—	—	39.3	(0.3)	—	39.0
Total comprehensive income/(loss) for the period	—	—	—	39.3	(0.3)	117.0	156.0

Capital increase ¹⁾	—	5.4	—	—	—	—	5.4
Share-based compensation	—	—	—	—	—	1.1	1.1
Total changes in equity for the period	—	5.4	—	39.3	(0.3)	118.1	162.5

Equity as of 30 June 2022	0.8	165.2	(4.2)	35.7	(0.1)	1,017.3	1,214.7

¹⁾ During the year, the share capital was increased amounting to USD 5.4m as a result of the exercise of Restricted Share Units.

					Translation
USDm	Common shares	Share premium	Treasury shares	Hedging reserves	reserves	Retained profit	Total

Equity as of 1 January 2021	0.7	102.0	(4.2)	(20.7)	0.4	939.3	1,017.5

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	(19.2)	(19.2)
Other comprehensive income/(loss) for the period	—	—	—	6.9	(0.2)	—	6.7
Total comprehensive income/(loss) for the period	—	—	—	6.9	(0.2)	(19.2)	(12.5)

Capital increase ¹⁾	0.1	41.6	—	—	—	—	41.7
Transaction costs capital increase	—	—	—	—	—	(0.3)	(0.3)
Share-based compensation	—	—	—	—	—	1.2	1.2
Total changes in equity for the period	0.1	41.6	—	6.9	(0.2)	(18.3)	30.1

Equity as of 30 June 2021	0.8	143.6	(4.2)	(13.8)	0.2	921.0	1,047.6

¹⁾ During the year share capital was increased by USD 41.7m in total including an USD 40.7m non cash share issue in relation to six vessels.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	18

CONDENSED CONSOLIDATED CASHFLOW STATEMENT

USDm	Q1-Q2 2022	Q1-Q2 2021	FY 2021
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	117.0	(19.2)	(42.1)

Reversals:
Profit from sale of vessels	(0.8)	—	—
Depreciation	69.7	62.0	130.9
Impairment losses	2.8	0.8	4.6
Share of profit/(loss) from joint ventures	0.1	—	0.1
Financial income	(0.3)	(0.2)	(0.2)
Financial expenses	23.9	19.7	42.4
Tax expenses	0.7	0.5	1.3
Other non-cash movements	6.0	(0.6)	1.3

Dividends received from joint ventures	—	0.3	0.3
Interest received and realized exchange gains	0.1	0.2	0.2
Interest paid and realized exchange losses	(26.1)	(19.9)	(41.0)
Income taxes paid	(0.3)	(0.1)	(1.4)
Change in bunkers, receivables and payables, etc.	(103.8)	(20.3)	(48.5)

Net cash flow from operating activities	89.0	23.2	47.9

USDm	Q1-Q2 2022	Q1-Q2 2021	FY 2021
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets ¹⁾	(59.6)	(210.5)	(319.8)
Sale of tangible fixed assets	42.9	10.0	10.0
Change in restricted cash	2.5	38.9	19.2

Net cash flow from investing activities	(14.2)	(161.6)	(290.6)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	58.2	210.6	548.9
Repayment, borrowings	(149.9)	(58.2)	(253.5)
Capital increase ¹⁾	5.4	1.0	2.9
Transaction costs share issue	—	(0.3)	(0.3)

Net cash flow from financing activities	(86.3)	153.1	298.0

Net cash flow from operating, investing and financing activities	(11.5)	14.7	55.3

Cash and cash equivalents beginning balance	144.8	89.5	89.5
Cash and cash equivalents ending balance	133.3	104.2	144.8
Restricted cash equivalents ending balance	24.4	7.1	26.9
Cash and cash equivalents including restricted cash ending balance	157.7	111.3	171.7

¹⁾ In Q2-2021 share capital was increased by USD 41.7m (full year: USD 57.9m) in total including an USD 40.7m (full year: USD 55.0m) non cash share issue in relation to six (full year: eight) vessels.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	19

NOTES

NOTE 1 – STAFF COSTS

USDm	Q2 2022	Q2 2021	Q1‑Q2 2022	Q1‑Q2 2021	FY 2021

Included in operating expenses	1.9	2.4	4.2	4.8	9.7
Included in administrative expenses	9.5	11.1	20.3	22.4	42.4
Total staff costs	11.4	13.5	24.5	27.2	52.1

NOTE 2 – VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 50.6m (30 June 2021: USD 72.4m, 31 December 2021: USD 65.9m).

The depreciation for the six months ended 30 June 2022 related to “Other plant and operating equipment” of USD 1.2m (30 June 2021: USD 1.2m, 31 December 2021: USD 2.4m) and “Land and buildings” of USD 1.1m (30 June 2021: USD 1.0m, 31 December 2021: USD 2.3m) is related to “Administrative expenses”.

Impairment assessment

For determination of the vessel values, TORM has carried out an impairment indicator assessment of the most significant assumptions used in the fair value and value in use calculations for the Annual Report 2021 (please refer to Note 8 in the Annual Report 2021). Based on an combined assessment, TORM has found that no impairment indicators are noted, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 June 2022.

Assets held for sale

During the first six months of 2022, TORM sold six vessels and additionally three vessels were approved for sale as of 30 June 2022. Three of the vessels sold in in the first six months of 2022 have been delivered to the new owners and six vessels are presented as assets held for sale as of 30 June 2022.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	20

NOTE 2 – continued

The sales resulted in an impairment loss of USD 2.8m and a profit of USD 0.8m which are recognized in the income statement. The fair value of the assets held for sale of USD 69.2 represents the sales price less expected transaction costs for six vessels. The vessels are expected to be delivered to the new owners during the second half of 2022.

USDm	30 June 2022	30 June 2021	31 December 2021

Cost:
Balance as of beginning of period	2,443.3	2,160.1	2,160.1
Additions	14.4	224.3	290.3
Disposals	(1.7)	(15.2)	(40.9)
Transferred from prepayments	50.8	1.6	78.6
Transferred to assets held for sale	(172.6)	(17.2)	(44.8)
Balance	2,334.2	2,353.6	2,443.3

Depreciation:
Balance as of beginning of period	475.0	406.2	406.2
Disposals	(1.7)	(15.2)	(40.9)
Depreciation for the period	67.3	59.8	126.2
Transferred to assets held for sale	(63.7)	(6.5)	(16.5)
Balance	476.9	444.3	475.0

Impairment:
Balance as of beginning of period	30.5	31.4	31.4
Impairment losses on tangible fixed assets	2.8	0.8	4.6
Transferred to assets held for sale	(12.8)	(1.2)	(5.5)
Balance	20.5	31.0	30.5

Carrying amount	1,836.8	1,878.3	1,937.8

NOTE 3 – PREPAYMENTS ON VESSELS

USDm	30 June 2022	30 June 2021	31 December 2021

Balance as of beginning of period	12.0	12.0	12.0
Additions	43.1	22.8	78.6
Transferred to vessels	(50.8)	(1.6)	(78.6)
Carrying amount	4.3	33.2	12.0

NOTE 4 – BORROWINGS

USDm	30 June 2022	30 June 2021	31 December 2021

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	134.1	170.0	209.2
Falling due between one and two years	123.0	124.3	128.1
Falling due between two and three years	130.0	122.1	138.3
Falling due between three and four years	210.3	126.0	134.1
Falling due between four and five years	89.1	207.2	181.3
Falling due after five years	365.7	248.9	351.8
Total	1,052.2	998.5	1,142.8

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	21

NOTE 4 – continued

The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 12.0m (30 June 2021: USD 11.6m, 31 December 2021: USD 13.0m), which are amortized over the term of the loans and debt regarding Land and buildings & Other plant and operating equipment USD 4.1m (30 June 2021: USD 6.9m, 31 December 2021: USD 5.6m).

As of 30 June 2022, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2022.

NOTE 5 – PROVISIONS

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action has been initiated by TORM in the UK and in India against the customer and related individuals. TORM has previously made provisions for USD 18.3m in relation to the claims.

In August 2022, TORM has settled one claim and reassessed its provisions for the remaining part of the case complex.

TORM has reversed provisions amounting to USD 6.3m and the total amount as of 30 June 2022 relating to the claims is USD 12m. Legal proceedings are still ongoing and therefore the provisions recognized are subject to uncertainty relating to both timing and amounts.

NOTE 6 – CONTINGENT LIABILITIES

TORM is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the TORM’s financial position, results of operations and cash flows.

NOTE 7 – CONTRACTUAL OBLIGATIONS AND RIGHTS

As of 30 June 2022, TORM had contractual obligations regarding investment commitments including newbuilding and secondhand commitments of USD 49.2m (30 June 2021: USD 143.1m, 31 December 2021: USD 39.9m).

NOTE 8 – POST BALANCE SHEET DATE EVENTS

After the end of Q2 2022, TORM delivered the last handysize vessel (TORM Gyda) on 07 July 2022 and two of the LR2 vessels (TORM Valborg and TORM Ingeborg) on 20 July 2022 and 12 August 2022, respectively.

After the end of Q2 2022, TORM sold one of the vessels approved for sale as of 30 June 2022 (TORM Moselle).

On 09 August 2022, TORM took delivery of the second-hand LR2 vessel (TORM Hannah) purchased in Q2 2022 and subsequently entered into a sale and leaseback financing transaction which included purchase options for TORM.

On 01 August 2022, TORM settled a cargo claim and subsequently reassessed the provisions in relation to remaining cargo claims. TORM reversed provisions and recognized income amounting to USD 6.3m on 30 June 2022 in relation to cargo claims. Further, the security amount for the settled claim was received on 12 August 2022

On 15 August 2022, TORM entered into an agreement to purchase 75% of the shares in Marine Exhaust Technology A/S for a consideration of USD 2.1m. Marine Exhaust Technology A/S is a Danish-based company owning ME Production A/S (“MEP”), which among others produces solutions to reduce air pollutants in connection with marine transportation. Closing of the transaction is expected to be in Q3 2022.

After the reporting date, TORM’s Board of Directors has approved a dividend of USD 0.58 per share, with an expected total dividend payment of USD 47m. Payment is expected on 16 September 2022 to shareholders on record on 01 September 2022, with the ex-dividend date on 31 August 2022. The dividends have not been recognised as liabilities and there are no tax consequences.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	22

NOTE 9 – RELATED PARTY TRANSACTIONS

During the six months ended 30 June 2022, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of USD 4.5m in total. The joint venture will continue to assist TORM in installing scrubbers.

NOTE 10 – ACCOUNTING POLICIES & GOING CONCERN

General information

The information for the year ended 31 December 2021 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-30 June 2022 is not audited or reviewed.

Significant accounting policies

The interim report for the period 01 January-30 June 2022 is presented in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2022:

●	Annual Improvements to IFRS 2018-2020 relating to IFRS 1, IFRS 9 and IAS 41
●	Amendments to IFRS 3 – Reference to the Conceptual Framework
●	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use
●	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract.

It is assessed that application of these effective on 01 January 2022 has not had any material impact on the consolidated financial statements in 2022. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2021.

For critical estimates and judgements, please refer to the Annual report 2021, pages 124-125.

Going concern

TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 30 June 2022, TORM’s available liquidity including undrawn facilities was USD 240.4m, including a total cash position of USD 157.7m (including restricted cash of USD 24.4m), USD 45.0m undrawn credit facility and USD 37.7m available lease facility. TORM’s net interest-bearing debt was USD 894.0m, and the net loan-to-value ratio was 42.5%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	23

NOTE 10 - continued

The sensitivity calculations are similar to those applied in connection with covenant testing in the Annual Report 2021. The principal risks and uncertainties facing TORM are set out on page 12.

TORM continues to pay special attention to the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market and to a smaller extent than earlier the global development in COVID-19. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered within the sensitivity calculations.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	24

CONDENSED CONSOLIDATED INCOME STATEMENT PER QUARTER

USDm	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenue	338.5	209.4	189.1	155.5	150.8
Port expenses, bunkers and commissions	(128.9)	(86.0)	(82.3)	(63.9)	(47.3)
Operating expenses	(51.1)	(49.3)	(51.9)	(48.9)	(45.4)
Profit from sale of vessels	0.8	—	—	—	—
Administrative expenses	(12.5)	(13.4)	(12.4)	(12.3)	(13.2)
Other operating income and expenses	6.7	(0.3)	0.4	0.1	(0.1)
Share of profit/(loss) from joint ventures	(0.1)	—	—	(0.1)	(0.1)
Impairment losses and reversal of impairment on tangible assets	(0.2)	(2.6)	(3.8)	—	(0.8)
Depreciation	(34.5)	(35.2)	(34.8)	(34.1)	(31.5)

Operating profit/(loss) (EBIT)	118.7	22.6	4.3	(3.7)	12.4

Financial income	0.3	—	—	0.1	—
Financial expenses	(12.0)	(11.9)	(12.3)	(10.5)	(10.0)

Profit/(loss) before tax	107.0	10.7	(8.0)	(14.1)	2.4

Tax	(0.4)	(0.3)	(0.2)	(0.6)	(0.3)

Net profit/(loss) for the period	106.6	10.4	(8.2)	(14.7)	2.1

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	1.31	0.13	(0.10)	(0.18)	0.03
Diluted earnings/(loss) per share (USD)	1.31	0.12	(0.10)	(0.19)	0.03

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	25

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year	106.6	10.4	(8.2)	(14.7)	2.1

Reversals:
Profit from sale of vessels	(0.8)	—	—	—	—
Depreciation	34.5	35.2	34.8	34.1	31.5
Impairment losses	0.2	2.6	3.8	—	0.8
Share of profit/(loss) from joint ventures	0.1	—	—	0.1	0.1
Financial income	(0.3)	—	—	(0.1)	—
Financial expenses	12.0	11.9	12.3	10.5	10.0
Tax expenses	0.4	0.3	0.2	0.6	0.3
Other non-cash movements	3.6	2.4	(1.0)	2.9	(7.6)
Interest received and realized exchange gains	0.1	—	—	—	0.1
Interest paid and realized exchange losses	(11.9)	(14.2)	(8.9)	(12.2)	(9.9)
Income taxes paid	—	(0.3)	(1.1)	(0.2)	0.1
Change in bunkers, receivables and payables, etc.	(73.4)	(30.4)	(19.2)	(9.0)	(14.1)

Net cash flow from operating activities	71.1	17.9	12.7	12.0	13.4

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	26

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW PER QUARTER

USDm	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	(12.7)	(46.9)	(47.5)	(61.8)	(169.5)
Sale of tangible fixed assets	42.9	—	—	—	10.0
Change in restricted cash	(4.7)	7.2	(21.2)	1.5	29.8

Net cash flow from investing activities	25.5	(39.7)	(68.7)	(60.3)	(129.7)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	20.0	38.2	210.2	128.1	172.2
Repayment, borrowings	(62.3)	(87.6)	(114.5)	(80.8)	(31.2)
Capital increase	4.1	1.3	0.9	1.0	0.2
Transaction costs capital increase	—	—	—	—	(0.3)

Net cash flow from financing activities	(38.2)	(48.1)	96.6	48.3	140.9

Net cash flow from operating, investing and financing activities	58.4	(69.9)	40.6	—	24.6

Cash and cash equivalents, beginning balance	74.9	144.8	104.2	104.2	79.6
Cash and cash equivalents, ending balance	133.3	74.9	144.8	104.2	104.2
Restricted cash, ending balance	24.4	19.7	26.9	5.7	7.1
Cash and cash equivalents including restricted cash, ending balance	157.7	94.6	171.7	109.9	111.3

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	27

GLOSSARY

KEY FINANCIAL FIGURES

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	28

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2021 and therefore we refer to the principles for these on pages 174-179 in the TORM plc Annual Report 2021. See www.torm.com/investors.

Net profit/(loss) for the year excluding non-recurrent items: Net profit excluding impairment is net profit less impairment and reversals of impairment generated from impairment testing during the year (Please refer to Note 2). TORM reports net profit excluding impairment because we believe it provides additional meaningful information to investors regarding the operational performance excluding fluctuations in the valuation of fixed assets.

USDm	Q2 2022	Q2 2021	Q1-Q2 2022	Q1-Q2 2021	FY 2021
Reconciliation to net profit/(loss) for the year
Net profit/(loss) for the year	106.6	2.1	117.0	(19.2)	(42.1)
Profit from sale of vessels	(0.8)	—	(0.8)	—	—
Impairment losses and reversals on tangible assets	0.2	0.8	2.8	0.8	4.6
Provisions	(6.3)	—	(6.3)	—	—
Expense of capitalized bank fees at refinancing	—	—	—	—	1.1
Net profit/(loss) for the year ex.non-recurrent items	99.7	2.9	112.7	(18.4)	(36.4)

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings:

			Q1-Q2	Q1-Q2
USDm	Q2 2022	Q2 2021	2022	2021	FY 2021
Reconciliation to revenue
Revenue	338.5	150.8	547.9	274.9	619.5
Port expenses, bunkers and commissions	(128.9)	(47.3)	(214.9)	(94.7)	(240.9)
TCE earnings	209.6	103.5	333.0	180.2	378.6

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

			Q1-Q2	Q1-Q2
USDm	Q2 2022	Q2 2021	2022	2021	FY 2021
Reconciliation to revenue
Revenue	338.5	150.8	547.9	274.9	619.5
Port expenses, bunkers and commissions	(128.9)	(47.3)	(214.9)	(94.7)	(240.9)
Operating expenses	(51.1)	(45.4)	(100.4)	(89.7)	(190.5)
Gross profit	158.5	58.1	232.6	90.5	188.1

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	29

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM’s operating performance as well as compliance with the financial covenants and restrictions contained in TORM’s financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of tTORM’s performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items which affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

			Q1-Q2	Q1-Q2
USDm	Q2 2022	Q2 2021	2022	2021	FY 2021
Reconciliation to net profit/(loss)
Net profit/(loss) for the year	106.6	2.1	117.0	(19.2)	(42.1)
Tax	0.4	0.3	0.7	0.5	1.3
Financial expenses	12.0	10.0	23.9	19.7	42.4
Financial income	(0.3)	—	(0.3)	(0.2)	(0.2)
Depreciation	34.5	31.5	69.7	62.0	130.9
Impairment losses and reversal of impairment on tangible assets	0.2	0.8	2.8	0.8	4.6
EBITDA	153.4	44.7	213.8	63.6	136.9

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in TORM. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

			Q1-Q2	Q1-Q2
USDm	Q2 2022	Q2 2021	2022	2021	FY 2021
Operating profit/(loss) (EBIT)	118.7	12.4	141.3	0.8	1.4
Tax	(0.4)	(0.3)	(0.7)	(0.5)	(1.3)
EBIT less Tax	118.3	12.1	140.6	0.3	0.1

EBIT less Tax - Full year equivalent	473.2	48.4	281.2	0.6	0.1

Invested capital, opening balance	2,081.5	1,735.0	2,011.3	1,719.4	1,719.7
Invested capital, ending balance	2,096.7	1,925.5	2,096.7	1,925.5	2,011.3
Average invested capital	2,089.1	1,830.3	2,054.0	1,822.5	1,865.5

Return on Invested Capital (RoIC)	22.7%	2.6%	13.7%	0.0%	0.0%

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	30

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines adjusted RoIC as earnings before interest and tax (EBIT) less tax and impairment losses and reversals, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to the impairment of the fleet. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

			Q1-Q2	Q1-Q2
USDm	Q2 2022	Q2 2021	2022	2021	FY 2021
EBIT less Tax - Full year equivalent	473.2	48.4	281.2	0.6	0.1
Profit from sale of vessels	(0.8)	—	(0.8)	—	—
Impairment losses and reversals on tangible assets	0.2	0.8	2.8	0.8	4.6
EBIT less tax and impairment	466.3	49.2	276.9	1.4	4.7

Average invested capital¹⁾	2,089.1	1,830.3	2,054.0	1,822.5	1,865.5
Average impairment ²⁾	36.9	42.6	36.9	42.6	42.3
Average invested capital adjusted for impairment	2,126.0	1,872.9	2,090.9	1,865.1	1,907.8

Adjusted RoIC	21.9%	2.6%	13.2%	0.1%	0.2%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.

²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, trade payables, current tax liabilities and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2022	2021	2021
Tangible and intangible fixed assets	1,850.4	1,924.2	1,960.9
Investments in joint ventures	1.3	1.6	1.5
Deferred tax asset	0.6	0.7	0.7
Other investments	0.4	—	—
Bunkers	78.3	39.4	48.8
Accounts receivables	258.6	105.5	129.6
Assets held-for-sale	69.2	—	13.2
Non-current tax liability related to held over gains	(45.2)	(45.2)	(45.2)
Trade payables ²⁾	(103.8)	(81.1)	(79.0)
Provisions	(12.0)	(18.3)	(18.3)
Current tax liabilities	(1.1)	(1.3)	(0.9)
Invested capital	2,096.7	1,925.5	2,011.3

¹⁾ Accounts receivables includes Freight receivables, Other receivables and Prepayments.

²⁾ Trade payables includes Trade payables and Other liabilities.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	31

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2022	2021	2021
Borrowings¹⁾	1,056.3	1,005.4	1,148.4
Loan receivables	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(157.7)	(111.3)	(171.7)
Net interest-bearing debt	894.0	889.5	972.1

¹⁾ Borrowings include long-term and short-term borrowings, excluding lease obligations of USD 4.1m.

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2022	2021	2021

Vessel values including newbuildings (broker values)	2,160.1	1,863.0	1,926.0
Vessel values of purchased secondhand vessel not delivered (broker values)	49.0	41.4	—
Total vessel values (broker values)	2,209.1	1,904.4	1,926.0

Borrowings ¹⁾	1,056.3	1,005.4	1,148.4
- Hereof debt regarding Land and buildings & Other plant and operating equipment	(4.1)	(6.9)	(5.6)
Committed CAPEX	49.2	143.1	39.9
Loan receivable	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(157.7)	(111.3)	(171.7)
Total (loan)	939.1	1,025.7	1,006.4

Net Loan-to-value (LTV) ratio	42.5%	53.9%	52.3%

¹⁾ Borrowings include long-term and short-term borrowings, excluding lease liabilities related to right-of-use assets, as well as capitalized loan costs.

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	32

GLOSSARY

ALTERNATIVE PERFORMANCE MEASURES – continued

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	30 June	30 June	31 December
USDm	2022	2021	2021
Total vessel values (broker values)	2,209.1	1,904.4	1,926.0
Committed CAPEX	(49.2)	(143.1)	(39.9)
Land and buildings	3.7	5.5	4.8
Other plant and operating equipment	5.6	7.2	6.3
Investments in joint ventures	1.3	1.6	1.5
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.6	0.7	0.7
Other investments	0.4	-	-
Bunkers	78.3	39.4	48.8
Freight receivables	171.9	61.5	84.0
Other receivables	77.3	40.8	40.0
Prepayments	9.4	3.2	5.6
Cash position	157.7	111.3	171.7
Borrowings ¹⁾	(1,056.3)	(1,005.4)	(1,148.4)
Trade payables	(50.1)	(29.9)	(35.3)
Current tax liabilities	(1.1)	(1.3)	(0.9)
Other liabilities	(53.7)	(51.2)	(43.7)
Provisions	(12.0)	(18.3)	(18.3)
Total Net Asset Value (NAV)	1,497.6	931.0	1,007.5
Total number of shares, end of period excluding treasury shares (million)	81.5	78.9	80.7

Total Net Asset Value per share (NAV/share)	18.4	11.8	12.5

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs.

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities.

TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Furthermore, it expresses TORM’s ability to act and invest when new possibilities occur.

USDm	30 June 2022	30 June 2021	31 December 2021
Cash and cash equivalents, including restricted cash	157.7	111.3	171.7
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	82.7	156.1	38.2
Liquidity	240.4	267.4	209.9

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q2 2022	Q2 2021	Q1-Q2 2022	Q1-Q2 2021	FY 2021
Net cash flow from operating activities	71.1	13.4	89.0	23.2	47.9
Net cash flow from investing activities	25.5	(129.7)	(14.2)	(161.6)	(290.6)
Free cash flow	96.6	(116.3)	74.8	(138.4)	(242.7)

TORM INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2022	33